Richard Baumann
Partner
(212) 735-8834
rbaumann@morrisoncohen.com

May 14, 2012

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Power REIT

DEFA14A filed May 14, 2012

File No. 0-54560

Dear Ms. Chalk:

On behalf of Power REIT (the “registrant”), I write in response to your letter dated May 14, 2012 commenting on the additional definitive proxy materials referred to above. For each of your comments, we set forth below the heading, number and text of the comment, followed by our response in bold type.

DEFA14A filed May 14, 2012

1.	As we discussed before your filing, we believe it is misleading in a proxy contest to make accusations about one side attempting to “take control” of a company without paying for its shares. Shareholders will retain their ownership interest in Power REIT regardless of which nominees are elected to the Board. Please revise or advise.

We have revised the cited language to respond to your comment.

2.	All statement of opinion or belief appearing in soliciting materials must be characterized as such and must be supported by a reasonable basis in fact. References to Mr. Dorsey’s “selfish agenda” and the “untrue and defamatory statements” which you allege appear in his proxy statement are a few examples of opinion or beliefs that are presented as fact. In addition, many of the headers contain opinions presented as fact. For example, we refer to the following: “Dorsey Group Lacks Business Experience and Judgment” as an example.

We have revised language throughout the document to respond to your comment.

909 Third Avenue, New York, NY 10022-4784 #• p:212.735.8600 • f:212.735.8708 • www.morrisoncohen.com

Christina Chalk

U.S. Securities and Exchange Commission

RE: Power REIT, File No. 0-54560

May 14, 2012

3.	See our comments above. Even if revised and express as an opinion, you must support some of your assertions with an appropriate factual basis. As an example, explain why you believe “[t]he Dorsey Group’s proxy statement articulates … a basic lack of knowledge of real estate, real estate investment trusts and the existing railroad asset.”

We have revised language throughout the document to respond to your comment. In the case of the particular example you cite, we have removed the language.

Accompanying this letter is a written statement from Power REIT making the acknowledgements you requested in your letter..

Please do not hesitate to contact me should you have any questions or concerns regarding the foregoing.

Sincerely,

/s/ Richard Baumann

Richard Baumann

cc: Power REIT